Issuer Free Writing Prospectus	Registration Statement Nos. 333-150767 and 333-150767-01
Dated May 15, 2008	Filed Pursuant to Rule 433 of the Securities Act of 1933

FINAL TERM SHEET

PrivateBancorp Capital Trust IV
$ 125,000,000 10.00% Trust Preferred Securities
(liquidation amount $25 per security)

fully and unconditionally guaranteed, as described in the prospectus, by

PrivateBancorp, Inc.

Issuer:
PrivateBancorp Capital Trust IV, a Delaware statutory trust (the “Trust”), the sole assets of which will be 10.00% Junior Subordinated Debentures due 2068 (the “Debentures”) in the aggregate principal amount of $125,010,000 issued by PrivateBancorp, Inc., a Delaware corporation (“PrivateBancorp”).   PrivateBancorp will own all common securities of the Trust.

Guarantor:	PrivateBancorp
Securities Issued to the Public:	10.00% Trust Preferred Securities
Legal Format:	SEC Registered
Liquidation Amount:	$25 per Trust Preferred Security
Aggregate Liquidation Amount:	$125,000,000 (5,000,000 Trust Preferred Securities)
Overallotment Option:	$18,750,000 (750,000 Trust Preferred Securities)
Distributions:
10.00% per annum, payable on the same payment dates and in the same amounts as, and only to the extent that, PrivateBancorp pays interest to the Trust on an equivalent principal amount of Debentures (the “Interest Payments”).  The Interest Payments will be made quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2008 through and including the Maturity Date.

CUSIP/ISIN:	74272L208/US74272L2088
Expected Ratings:	The Trust Preferred Securities are not expected to be rated.
Pricing Date:	May 15, 2008
Settlement Date:	May 22, 2008 (T+5)
Maturity Date:	June 15, 2068
Day Count Convention:	The amount of interest payable for any interest period ending on or prior to June 15, 2068 will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption:
An equivalent amount of Trust Preferred Securities will be redeemed upon any redemption of the Debentures by PrivateBancorp. PrivateBancorp may elect to redeem, at 100% of their principal amount plus accrued and unpaid interest through the date of redemption, (i) any or all of the Debentures at any time on or after June 15, 2013 subject to the terms of the Replacement Capital Covenant and (ii) all, but not less than all, of the Debentures prior to June 15, 2013 within 90 days following the occurrence of and during the continuation of a “tax event,” “investment company event” or “capital treatment event,” as set forth in the Prospectus Supplement.

Replacement Capital Covenant:
The Debentures and the Trust Preferred Securities will not be repaid, redeemed or purchased by PrivateBancorp or the Trust before June 15, 2048, unless (i) in the case of a redemption or purchase, PrivateBancorp has obtained the prior approval of the Federal Reserve if such approval is required; and (ii) the Trust Preferred Securities are replaced with securities that are the same as, or more equity-like, than the Trust Preferred Securities, as described in the Prospectus Supplement.

Deferral Provision:
If PrivateBancorp defers payment of interest on the Debentures, distributions by the Trust on the Trust Preferred Securities will also be deferred.  PrivateBancorp has the right, on one or more occasions, to defer the payment of interest on the Debentures for one or more consecutive interest periods that do not exceed five years without being subject to the Alternative Payment Mechanism described in the Prospectus Supplement, and for one or more consecutive interest periods that do not exceed 10 years without giving rise to an event of default.  During any period in which PrivateBancorp has given notice of its election to defer interest payments on the Debentures but the related deferral period has not yet commenced or a deferral period is continuing, PrivateBancorp generally may not make payments on or redeem or repurchase its capital stock or its debt securities or guarantees ranking pari passu with or junior to the Debentures, subject to certain limited exceptions.  Interest on the Debentures will continue to accrue during deferral periods and, as a result, distributions on the Trust Preferred Securities will continue to accumulate at the annual rate for the Debentures, compounded on each interest payment date.

Public Offering Price:	$25.00 per Trust Preferred Security
Underwriting Commissions:	$0.7875 per security
Net Proceeds to Issuer:	$121,062,500 after underwriting expenses, but before offering expenses
Use of Proceeds:
The Trust will invest the proceeds from its sale of the Trust Preferred Securities in the Debentures issued by the Company. The Company intends to use the net proceeds to further capitalize its bank subsidiaries in order to support its continued growth pursuant to its Strategic Growth Plan and for general corporate purposes.

Clearance	DTC
Listing:	NASDAQ Global Select Market under the symbol “PVTBP”

Joint Bookrunning Managers:	Stifel, Nicolaus & Company, Incorporated RBC Capital Markets Corporation
Co-Lead Manager:	Robert W. Baird & Co. Incorporated
Co-Managers:	Raymond James & Associates, Inc. William Blair & Company, L.L.C. Keefe, Bruyette & Woods, Inc.

Allocation:	Aggregate Liquidation Amount
Stifel, Nicolaus & Company, Incorporated	1,337,500
RBC Capital Markets Corporation	1,337,500
Robert W. Baird & Co. Incorporated	1,175,000
Raymond James & Associates, Inc.	650,000
William Blair & Company, L.L.C.	250,000
Keefe, Bruyette & Woods, Inc.	250,000
Total	5,000,000

PrivateBancorp and the Trust have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement dated May 9, 2008 (and any updates thereto) and other documents PrivateBancorp has filed with the SEC for more complete information about PrivateBancorp and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, PrivateBancorp or any Underwriter or dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated toll-free 1-800-729-6888.

The Trust Preferred Securities and the Debentures are not deposits at, or other obligations of, a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Company (FDIC).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers or other notices were automatically generated as a result of this communication being sent via an email system.